Mail Stop 3561

July 15, 2008

By U.S. Mail and facsimile to (313) 235-6047

Anthony F. Earley, Jr.
Chairman and Chief Executive Officer
DTE Energy Company
2000 2nd Avenue
Detroit, Michigan 48226-1279

> **Re:** **DTE Energy Company**
> **Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 7, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2008**
> **File No. 001-11607**
> **The Detroit Edison Company**
> **Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 001-02198**

Dear Mr. Earley:

    We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable.

Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DTE Energy Company

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007

General

1. In order to facilitate this review and reduce the number of comments we have not repeated comments for issues that may be applicable to the Detroit Edison Company. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant.

2. Please provide us with a copy of your reserve report as of December 31, 2007. Please provide this on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, please follow the guidelines in Rule 12b-4 under the Exchange Act of 1934. See also Rule 83 under the Freedom of Information Act if you wish to request confidential treatment of that information. Please send the report to James Murphy at mail stop 7010.

3. Please provide added oil and gas disclosure as contemplated under SFAS 69, such as a year to year reserve changes table and other such disclosures. Please see paragraphs seven through thirty of SFAS 69.

Part II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Capital Resources and Liquidity, page 52

Contractual Obligations, page 56

4. Please advise and revise to clarify whether your table of contractual obligations includes other long term liabilities reflected on balance sheet of $303 million. Also, please include a footnote to the table discussing your planned funding of pension and post retirement benefit plans if material. Refer to Item 303 (a) (5) of Regulation S-K.

Critical Accounting Estimates, page 57

5. We noted on page 30 to your annual report that you incurred significant revisions to your valuation estimates with regard to the Company's long-dated portion of energy contracts, and you recorded $30 million of unrealized losses, which represented approximately 4% of income from continuing operations. Please revise the future critical accounting policy disclosure to provide an overview of how fair value is calculated, the specific numerical inputs used, and a comprehensive sensitivity analysis which allows the reader to estimate possible future impacts to net income. For additional guidance, refer to Item 303 of Regulation S-K as well as section five of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Item 8. Financial Statements and Supplementary Data, page 69

Controls and Procedures, page 70

6. Please confirm, if true, that your controls and procedures were designed at the reasonable assurance level and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. If so, please revise your disclosure accordingly in future filings. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures included in your current disclosure. Please refer to SEC Release No. 34-55929.

Note 1 – Significant Accounting Policies, page 79

7. Please revise future disclosure to include the amounts of unbilled revenues.

Note 5 – Regulatory Matters, page 93

8. Please explain to us and revise your disclosure to indicate which regulatory assets are not earning a return. If they are not earning a return revise your disclosure to provide the amounts and recovery periods of regulatory assets not earning a current return. See paragraph 20 of SFAS no. 71.

Definitive Proxy on Schedule 14A

Executive Compensation, page 25

Compensation Discussion and Analysis, page 25

Philosophy and Objectives, page 25

9. We note that individual officer performance is an important factor in determining compensation. You indicate on page 31 that the annual incentive plan awards are adjusted by an individual performance modifier. In future filings, please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Annual and Long-Term Incentive Plans, page 29

10. We note that you have not provided a quantitative discussion of the specific terms of the annual goals to be achieved for your named executive officers to earn their annual cash awards and long-term incentives in 2007. In future filings, please disclose or, to the extent you believe disclosure of these financial and operational goals is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion.

See instruction 4 to Item 402(b). If disclosure of these goals would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the performance objectives or other factors. See Item 402 (b)(2)(v) of Regulation S-K and Question 118.04 of Compliance & Disclosure Interpretations on Regulation S-K at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Further, please discuss any discretion that may be exercised in granting these awards absent attainment of the stated performance goals.

Summary Compensation Table, page 35

11. We refer you to Release 33-8732A, Section II.B.1. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, Mr. Earley received salary, awards and non-equity incentive plan compensation that were significantly higher than the amount received by the other named executive officers. We direct your attention to Item 402(b)(2)(vii) of Regulation S-K.

The Detroit Edison Company

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 15

12. You indicate that you have commodity price risk. Please explain to us what earnings risk, if any, you may have as a regulated utility with regard to commodity price risk instruments. We assume the Company has cash flow risk with regard to such contracts. In this regard, enhance your disclosure to specifically address the terms, for example the length of the commodity contracts in place, and the rate making mechanics in place that mitigate or reduce your liquidity risk. Prospectively, please enhance your disclosure by choosing one of the three methods required by Item 305 of Regulation S-K.

Consolidated Statements of Financial Position, page 23

13. Please explain to us what comprises other current liabilities of $243 million and $288 million as of December 31, 2007 and 2006, respectively. Please state separately, in the balance sheet or in a note thereto, any item in excess of 5 percent of total current liabilities. Please refer to Rule 5-02 of Regulation S-X.

Note 1 – Significant Accounting Policies, page 26

Net Property, Plant and Equipment, page 27

14. We note your disclosure, "we credit depreciation, depletion and amortization expense when we establish regulatory assets for stranded costs related to the electric Customer Choice program and deferred environmental expenditures." In this regard, we assume you are removing the incurred cost from PP&E because a separate recovery mechanism appears to be in place as discussed on page 35 to your Form 10-K, and you have recorded an offsetting equal amount to expense to reduce PP&E. If our assumption is not correct, then please explain.

Commitments and Contingencies, page 50

15. We have read your disclosure regarding the contaminated MGP sites. Please explain to us when the cost studies were conducted in 2007. Based on the amount accrued in your September 30, 2007 Form 10-Q, it appears you accrued an additional $4 million in the last quarter of 2007 related to the MGP sites. In this regard, please explain how you evaluate and accrue environmental liabilities under SOP no. 96-1 and SFAS no. 5. Furthermore, please explain to us if the MGP site remediation costs are being recovered in rates. Lastly, please explain to us your policy for capitalizing costs. In this regard, we note that you intend on capitalizing $6 million of costs related to the ash landfill in 2008.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna DiSilvio, Staff Accountant, at (202) 551-3202 if you have any questions regarding the financial statements and related matters. You may contact James Murphy, Engineer, at (202) 551-3703, with any questions regarding natural gas engineering matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director